IMMUDYNE, INC.

50 Spring Meadow Road

Mt. Kisco, NY 10549

(914) 244-1777

February 5, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Immudyne, Inc.

Registration Statement on Form S-1/A

File No. 333-184487

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Immudyne, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective on February 6, 2013 at 4:00 p.m., or as soon as practicable thereafter.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•	The Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Mr. Jeffrey P. Riedler

February 5, 2013

Should you have any questions or require any additional information with respect to this filing, please contact Gerald Adler of Newman & Morrison LLP, at (212) 248-1001 or via email at gadler@newmanmorrison.com.

Very truly yours,

IMMUDYNE, INC.

/s/ Mark McLaughlin
By: Mark McLaughlin, President

cc:       Gerald Adler, Newman & Morrison LLP